

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) as of September 30, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Asset Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
February 6, 2013

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	September 30,	
	2012	2011
Investments in Master Trust (Note 7), at fair value	$2,353,694,358	1,974,499,575
Employer contributions receivable	826,576	687,761
Participant contributions receivable	2,481,955	1,788,574
Loans receivable from participants in Master Trust	27,987,327	27,472,013
Net assets available for benefits before adjustments	2,384,990,216	2,004,447,923
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,240,253)	(20,610,151)
Net assets available for benefits	$2,362,749,963	1,983,837,772

See accompanying Notes to Financial Statements

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30,	
	2012	2011
Interest in Master Trust investment appreciation/(depreciation), net (Note 7)	$ 347,820,445	(79,607,487)
Interest income, participant loans	1,092,194	1,117,805
Transfers from/(to) other plans, net	15,430,362	(96,984,763)
Participant contributions	108,741,541	106,442,436
Rollover contributions	5,858,119	7,329,545
Employer contributions	40,857,877	29,353,575
Benefits paid to participants	(140,888,347)	(139,058,109)
Increase/(Decrease) in net assets available for benefits	378,912,191	(171,406,998)
Net assets available for benefits, beginning of year	1,983,837,772	2,155,244,770
Net assets available for benefits, end of year	$2,362,749,963	1,983,837,772

See accompanying Notes to Financial Statements

Notes to Financial Statements

(1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. (Emerson or the Company) Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a Company business unit which participates in the Plan is eligible to participate. New employees are automatically enrolled in the Plan unless they choose not to contribute and opt-out within 45 days of their hire date. At September 30, 2012, there were 21,018 employees participating in the Plan.

Participant Accounts

The Plan maintains a separate account for each participant. Within the account, the participant's interest in each of the Plan's investments is recorded for participant contributions, Company matching contributions, and any dividends, investment earnings or losses.

Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on a pretax, after-tax, or Roth basis, as elected by the participant and subject to certain ERISA limitations. New employees who are automatically enrolled are done so with an election of 3% of pretax income (6% per Plan amendment effective October 1, 2012) contributed to an age appropriate Vanguard Target Retirement Fund.

Eligible participants may receive Company matching contributions equal to a percentage of a portion of each participant's contribution. Unvested Company contributions forfeited by terminated employees may be allocated to reduce future matching contributions or pay Plan expenses. Forfeitures of $739,076 were used to reduce Company contributions in 2012. $916,786 of forfeitures were used in 2011. Forfeitures used to pay Plan expenses were insignificant in both years. Net Assets Available for Benefits included unallocated forfeitures of $1,193,914 and $1,233,879 as of September 30, 2012 and 2011, respectively.

In February 2012, the Company made contributions totaling $9,366,000 related to the elimination of post-65 supplemental retiree medical benefits for certain active employees.

Vesting

Participant contributions and any related dividends, earnings and losses are always 100% vested. Company matching contributions and any related dividends, earnings or losses generally vest at the rate of 20% per year of service for the first 5 years for most employees. Thereafter, matching contributions vest when made. All amounts fully vest due to attaining age 55, death, total and permanent disability, or termination of the Plan.

Investment Options

In 1% increments, participants designate the percentage of their total contribution to be invested in the various Plan investment funds. Participants may change their investment elections at any time, and transfer any part of an existing account balance to any other investment fund. Transfers are made in 1% increments and might be limited by the underlying fund investment contracts. Certain restrictions exist on transfers into or out of the Emerson Common Stock Fund by the Company's executive officers. A maximum of six transfers may be made per quarter. No advance notice is required for transfers.

Available mutual fund investments include the following: equity and equity index funds investing primarily in common stocks – Dodge & Cox Stock Fund, Vanguard Mid-Cap Growth Fund, Vanguard Morgan Growth Fund, Vanguard Selected Value Fund, Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Institutional Index Fund, Vanguard Total International Stock Index Fund and Vanguard Value Index Fund; balanced index funds investing primarily in a mix of stock, bond and money market mutual funds – The Vanguard Target Retirement Funds ranging from 2005 to 2060, and Vanguard Target Retirement Income Fund; fixed income and fixed income index funds investing in a diversified portfolio of bonds – PIMCO Total Return Fund and Vanguard Total Bond Market Index Fund. The Emerson Stable Value Fund invests in contracts issued by insurance companies or other financial institutions, plus cash. Collective funds are private funds investing primarily in common stocks and include the Capital Guardian U.S. and International Equity Funds. Participants may also invest in the Emerson Common Stock Fund. All funds may temporarily invest in cash and cash equivalents and also hold cash for liquidity.

Participant Loans
Participants can borrow from the Plan at a rate of 1% over the Prime Rate as received by Vanguard from Reuters. Interest rates on loans outstanding at September 30, 2012, which includes loans transferred from other plans and loans deemed distributed, vary between 4.25% and 10.75%, depending on the date of borrowing. Loans are secured by the balance in the participant's account, with payment terms generally between one and four years. With certain exceptions, participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance during the prior 12 months. Loans are not made to participants who already have a loan outstanding. Participant loans are valued at amortized cost plus accrued interest. Under ERISA guidelines, certain delinquent loans are deemed to be distributed for IRS Form 5500 reporting.

Benefit Payments
Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account is available for distribution. Distribution of vested account balances of at least $5,000 may be deferred by retired employees until age 70½, at which time minimum distributions required under ERISA must begin.

A participant who is actively employed by the Company may withdraw all or a portion of their after-tax contributions, vested matching contributions that have been in the Plan at least two years, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn.

An actively-employed participant may request, subject to approval, a withdrawal of all or a portion of their pretax contributions upon demonstration of substantial financial hardship.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investment Valuation and Income Recognition
See Notes 7 and 9 regarding investments in the Master Trust.

Risks and Uncertainties
The Plan invests in securities and mutual funds which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that significant changes in the values of investment securities could occur in the near term. Such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Operating Expenses
The Company has the option of paying Plan expenses or charging them to participants, and has paid all administrative expenses necessary for the operation and management of the Plan. The Company has not paid transaction costs for brokerage commissions for the Emerson Common Stock Fund, or investment management fees and expenses charged directly against the investment funds.

Use of Estimates
Certain amounts included in the financial statements are estimated based on currently available information and management judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the accuracy of estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) TAX STATUS
The Internal Revenue Service has determined, and informed the Company by a letter dated December 3, 2001, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Additional Plan amendments have been made which were not specifically covered by the tax determination letter. On January 27, 2011, the Plan filed with the IRS for an updated favorable determination letter. The Plan administrator and the Plan tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore remains tax qualified. As of September 30, 2012, there are no uncertain tax positions.

(4) TRANSFERS TO OR FROM OTHER PLANS
During 2012, net assets of $6,079,293, $1,903,775, and $3,012,854 were transferred into the Plan from the Avtron Holdings, LLC and Subsidiaries 401(k) and Profit Sharing Plan for Employees, the Turbine Control Service Associates 401(k) Profit Sharing Plan, and Control Products Retirement Plan, respectively. These businesses were acquired in 2012.

During 2011, $3,363,309 of net assets were transferred into the Plan from the Pro Team Retirement Plan. Pursuant to the Company's divestiture of its appliance motors and U.S. commercial and industrial motors businesses, $88,889,436 of net assets were transferred out of the Plan in November 2010. In February 2011, due to the consolidation of certain business units into Rosemount Analytical Inc., $16,071,140 in net assets were transferred out of the Plan to the Rosemount Analytical Inc. Retirement Plan.

In 2012 and 2011, certain participant accounts were transferred to or from other Company or third-party benefit plans, as those participants transferred from one Company business unit to another.

(5) PARTIES-IN-INTEREST

Certain investments in the Master Trust, including shares of some mutual funds and the Emerson Stable Value Fund, are managed by Vanguard, the Plan's trustee and recordkeeper. Additionally, the Company is the Plan sponsor and investment options include Emerson common stock. These transactions qualify as "party-in-interest" transactions and are allowable under ERISA regulations.

(6) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

(7) RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

Following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan's IRS Form 5500.

	September 30,	
	2012	2011
Net Assets Available for Benefits per the financial statements	$2,362,749,963	1,983,837,772
Participant loans deemed distributed, end of year	(528,252)	(1,427,130)
Net amount allocated to withdrawing participants	(1,853)	-
Net Assets Available for Benefits per IRS Form 5500	$2,362,219,858	1,982,410,642

Following is a reconciliation of benefits paid to participants per the financial statements to the Plan's IRS Form 5500.

	Year Ended September 30,	
	2012	2011
Benefits paid to participants per the financial statements	$140,888,347	139,058,109
Participant loans deemed distributed, beginning of year	(1,427,130)	(1,604,651)
Deemed loans transferred due to Plan conversions	-	(11,991)
Net amount allocated to withdrawing participants	1,853	(599,969)
Participant loans deemed distributed, end of year	528,252	1,427,130
Benefits paid to participants per IRS Form 5500	$139,991,322	138,268,628

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment as of September 30, 2012 and 2011, respectively, but not paid as of those dates.

(8) MASTER TRUST

All of the Plan's investments are held in the Master Trust. All Plan income or loss is derived from Master Trust investment appreciation or depreciation.

Each participating plan's interest in the assets of the Master Trust is based upon participant account balances. At September 30, 2012 and 2011, the Plan's interest in the net assets of the Master Trust was approximately 61% and 60%, respectively. Master Trust investment income and expenses are allocated to participating plans based on respective balances. Additionally, loans to Plan participants are included in the Master Trust.

The Plan's investments in the Master Trust are stated at fair value. The fair values of mutual funds and Emerson common stock are based on quoted market prices in active markets. Money market funds are stated at cost, which approximates fair value. Shares of collective funds are valued from either broker/dealer quotation or market-observed pricing for the underlying assets held. There are no restrictions on the redemption of these investments. Fair values of contracts with insurance companies are determined by discounting the cash flows expected to be received from the contracts. Future cash flows are determined based on market-derived yields for instruments with similar duration and issuer credit rating. The cost basis of investments held under the Plan is determined using the average cost method of accounting. The Company has no unfunded commitments related to these assets.

The Stable Value Fund includes money market funds and investment contracts with insurance companies which are fixed income fully benefit-responsive contracts known as synthetic guaranteed investment contracts ("synthetic GICs"). Synthetic GICs are designed to preserve principal, provide a stable rate of interest, and ensure that participant initiated withdrawals will be paid at contract value. Interest rates on synthetic GICs reset quarterly and cannot be less than zero. Assets underlying the synthetic GICs are fixed income portfolios owned by the Plan and maintained by a third-party custodian separate from the contract issuer's general assets. Realized and unrealized gains and losses on the underlying assets are not immediately reflected in the value of the fund. Instead they are amortized over the remaining duration of the underlying contracts through adjustments to the interest crediting rate. The rate is computed based on the current yield-to-maturity of the covered investments, plus or minus amortization of realized gains or losses. At September 30, 2012 and 2011, the weighted average yields for the Stable Value Fund were 3.44% and 2.86%, respectively. Net of fees, the yields were 3.35% and 2.68%.

The Plan is required to present in the Statement of Net Assets Available for Benefits the fair values of synthetic GICs plus an adjustment of the fair value to contract value. Contract value represents contributions plus earnings, less Plan withdrawals and administrative expenses. Certain events can limit the Plan's ability to transact at contract value with the issuers of its investment contracts or may allow for the termination of the contract at less than contract value. Examples of such events include, but are not limited to, default by contract provider, partial or complete legal termination of the Plan, improper communications to participants, group terminations and significant divestitures. The Plan does not believe that the occurrence of any such event is probable.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

The following table presents the fair values of all investments in the Master Trust.

	September 30,	
	2012	2011
Mutual funds:		
Equity funds	$ 553,659,593	438,471,007
Equity index funds	447,899,587	340,915,673
Balanced index funds	827,502,442	643,417,408
Fixed income funds	192,491,162	155,489,287
Fixed income index funds	107,927,367	88,453,005
Total mutual funds	2,129,480,151	1,666,746,380
Emerson common stock	600,956,874	522,919,335
Collective funds	189,565,322	157,699,948
Contracts with insurance companies	341,171,634	861,146,062
Money market funds	597,837,621	56,834,632
Total Master Trust investments at fair value	$3,859,011,602	3,265,346,357
Plan's share of Master Trust investments at fair value	$2,353,694,358	1,974,499,575

Investment income/(loss) for the entire Master Trust follows.

	Year Ended September 30,	
	2012	2011
Net appreciation of mutual funds	$ 375,123,558	3,393,661
Net appreciation/(depreciation)of Emerson common stock	111,036,511	(120,865,172)
Net appreciation/(depreciation)of insurance contracts and collective funds	37,756,800	(10,167,846)
Interest	25,124,143	24,510,230
Total Master Trust investment income/(loss)	$ 549,041,012	(103,129,127)
Plan's share of Master Trust investment income/(loss)	$ 347,820,445	(79,607,487)

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

(9) NON-PARTICIPANT-DIRECTED INVESTMENTS

A portion of the Company's matching contributions are invested in the Emerson Common Stock Fund. Participants are allowed to immediately transfer any Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. Non-participant-directed investments are those Company matching contributions invested in Emerson common stock and not transferred by participants. Information about net assets and changes in net assets relating to the Emerson Common Stock Fund follows.

	September 30,	
	2012	2011
Net assets: Emerson common stock	$445,120,447	389,545,097

	Year Ended September 30,	
	2012	2011
Changes in net assets:		
Realized gains, net	$ 14,288,162	5,127,121
Unrealized appreciation/(depreciation), net	53,957,920	(106,241,151)
Dividends received	14,797,906	12,731,165
Transfers to other funds	(38,923,247)	(2,700,433)
Loan repayments	2,542,861	2,457,516
Transfers (to)/from other plans	168,797	(35,670,201)
Participant contributions	11,652,773	12,172,229
Rollover contributions	331,673	677,754
Employer contributions	20,696,779	18,359,912
Benefits paid to participants	(23,938,273)	(28,607,291)
Net change in Emerson Common Stock Fund	$ 55,575,351	(121,693,379)

(10) FAIR VALUE MEASUREMENTS

Under Accounting Standards Codification (ASC) 820 *Fair Value Measurements and Disclosures*, a formal hierarchy and framework exists for measuring fair value, and making disclosures about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable.

Following is a categorization of Master Trust investments (see Note 7) by level within the ASC 820 fair value hierarchy. There were no asset transfers between levels during either year shown.

	September 30, 2012		
	Level 1	Level 2	Total
Mutual funds:			
Equity funds	$ 553,659,593	-	553,659,593
Equity index funds	447,899,587	-	447,899,587
Balanced index funds	827,502,442	-	827,502,442
Fixed income funds	192,491,162	-	192,491,162
Fixed income index funds	107,927,367	-	107,927,367
Total mutual funds	2,129,480,151	-	2,129,480,151
Emerson common stock	600,956,874	-	600,956,874
Collective funds	-	189,565,322	189,565,322
Contracts with insurance companies	-	341,171,634	341,171,634
Money market funds	597,837,621	-	597,837,621
Investments at fair value	$3,328,274,646	530,736,956	3,859,011,602

	September 30, 2011		
	Level 1	Level 2	Total
Mutual funds:			
Equity funds	$ 438,471,007	-	438,471,007
Equity index funds	340,915,673	-	340,915,673
Balanced index funds	643,417,408	-	643,417,408
Fixed income funds	155,489,287	-	155,489,287
Fixed income index funds	88,453,005	-	88,453,005
Total mutual funds	1,666,746,380	-	1,666,746,380
Emerson common stock	522,919,335	-	522,919,335
Collective funds	-	157,699,948	157,699,948
Contracts with insurance companies	-	861,146,062	861,146,062
Money market funds	56,834,632	-	56,834,632
Investments at fair value	$2,246,500,347	1,018,846,010	3,265,346,357

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by: 

Richard J. Schlueter, on behalf of the
Management Review Committee

Date: February 6, 2013

Exhibit 1

EMERSON ELECTRIC CO. EMPLOYEE SAVINGS INVESTMENT PLAN

Schedule of Asset Held for Investment Purpose at End of Year – Attachment for IRS Form 5500, Schedule H, Line 4i
As of September 30, 2012

Emerson Electric Co. Employee Savings Investment Plan

	Identity of Issue	Investment Type	Cost***	Current Value
*	Participant Loan Fund	Interest Rate Range: 4.25% - 10.0%**		$27,459,075

* Party in Interest
** Current value and the range of interest rates exclude participant loans deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.
*** Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.

Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We consent to the incorporation by reference in the registration statement No. 333-154361 on Form S-8 of Emerson Electric Co. of our report dated February 6, 2013 with respect to the statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule of Asset Held for Investment Purposes at End of Year - Schedule H, Line 4i as of September 30, 2012, which report appears in the September 30, 2012 annual report on Form 11-K of the Emerson Electric Co. Employee Savings Investment Plan.

KPMG LLP

St. Louis, Missouri
February 6, 2013